VIA EDGAR
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June 10, 2008


Ms. Pamela A. Long Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549


   Re:      Rogers Corporation
            Supplemental Response Letter dated May 13, 2008
            Relating to Annual Report on Form 10-K for the FYE December 30, 2007 File No. 1-4347


Dear Ms. Long:

         We refer you to the letter to Rogers Corporation (the "Company"), dated May 27, 2008 (the "Comment Letter"), containing the comments of the Staff of the Securities and Exchange Commission to the Company's filing referenced above. Following-up on the conversation of our attorney with Mr. Dorine Miller of your office on June 9, 2008, we are writing to confirm that we have requested an extension to respond to the Comment Letter until June 20, 2008, as the Company needs additional time in order to prepare its response to the Staff's comments.

         We appreciate the Staff's cooperation in this matter.

         Please telephone me at 860-774-9605, or our attorney, Andrew J. Merken, Esq. of Burns & Levinson LLP, Boston, MA at 617-345-3740, with any questions or comments you may have.
In addition, please provide to us a copy of all future correspondence via
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facsimile at 860-779-5585.
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

Ms. Pamela A. Long Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
June 10, 2008
Page 2





                          Very truly yours,


                          /s/ Dennis M. Loughran
                          ------------------------------------------------------
                          Dennis M. Loughran
                          Vice President and Chief Financial Officer



cc:      Robert D. Wachob, President and Chief Executive Officer
         Robert M. Soffer, Vice President and Secretary
         Paul B. Middleton, Treasurer
         Debra J. Granger, Vice President, Corporate Compliance and Controls Ronald J. Pelletier, Manager, Financial Reporting
         Sean Lynch, Ernst & Young
         Andrew J. Merken, Esq., Burns & Levinson LLP